Mail Stop 4561

October 23, 2006

Richard Solomons
67 Alma Road
Windsor, Berkshire SL4 3HD

> **Re:** **InterContinental Hotels Group PLC**
> **Form 20-F for Fiscal Year Ended December 31, 2005**
> **Filed March 31, 2006**
> **File No. 001-10409**

Dear Mr. Solomons:

We have completed our review of your Form 20-F and related filings and do not, at this time, have any further comments.

You may contact Yolanda Crittendon, Staff Accountant, at (202) 551-3472 or the undersigned at (202) 551-3498 if you have questions.

Sincerely,

Linda VanDoorn
Senior Assistant Chief Accountant